

July 16, 2010

Steve W. Laut
President
Canadian Natural Resources Limited
2500, 855-2nd Street S.W.
Calgary, Alberta, Canada T2P 4J8

      Re: Canadian Natural Resources Limited
              Form 40-F for Fiscal Year Ended December 31, 2009
              Filed April 1, 2010
              File No. 333-12138

Dear Mr. Laut:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

Description of the Business, page 18

B. Crude Oil, NGLs, and Natural Gas Reserves, page 36

1.   We note your disclosure that "The Company has been granted an exemption from certain provisions of National Instrument 51-101 – "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada. This exemption allows the Company to substitute SEC requirements under Regulations S-K and S-X for certain disclosures required under NI 51-101." Based on this disclosure, please clarify for us which of the disclosure requirements in Items 1202 through 1208 of Regulation S-K you have substituted for your NI 51-101 disclosure requirements.

Independent Auditors' Report, page 3

2.   Please have your auditor identify the city and State where they issued their report, as
        required by Item 2-02(a)(3) of Regulation S-X.

Note 17. Differences Between Canadian and United States Generally Accepted Accounting
Principles, page 33

3.   We are unable to locate a cash flow statement prepared under U.S. GAAP, or a quantified
        description of the material differences between cash reported in the primary financial
        statements and cash flows that would be reported in a statement of cash flows prepared in
        accordance with accounting principles generally accepted in the United States. Please
        tell us how you considered the cash flow reconciliation requirement of Item 17(c)(2)(iii)
        of Form 20-F.

4.   We note your response letter dated August 14, 2007 in which you indicated that once
        production commenced at your Horizon Oil Sands project, overburden removal will be
        expensed for U.S. GAAP purposes in accordance with EITF 04-6. In your current Form
        40-F, we note your disclosure on page 10 of your financial statements that the
        capitalization of all development costs for Phase 1 of the Horizon project ceased during
        2009 and that overburden removal costs incurred during production stage of the Horizon
        project are included in the cost of inventory, unless the overburden removal activity has
        resulted in a betterment of the mineral property, in which case the costs are capitalized to
        property, plant and equipment. Please tell us the following:

        •   Confirm that the only phase of the Horizon project in production at December 31, 2009
            was Phase 1;

        •   Quantify the overburden costs incurred during the production stage of Phase 1 that were
            expensed (or recorded in inventory) during fiscal 2009 and capitalized at December 31,
            2009 under Canadian GAAP;

        •   Clarify how you considered whether or not a U.S. GAAP to Canadian GAAP difference
            resulted from your accounting for overburden costs in fiscal 2009; and

        •   Tell us how you intend to account for overburden removal costs under U.S. GAAP in
            fiscal 2010 for phases that are in the development stage and production stage,
            respectively.

            To the extent other phases of the Horizon project were in production at December 31,
            2009, expand your response as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief